Beanstox Inc. ("Beanstox" or the "Company" or the "issuer")

BEANSTOX®

ANNUAL REPORT

75 State Street, Suite 100

Boston, MA 02109

0

www.beanstox.com

This Annual Report is dated April 15, 2021.

BUSINESS

Company's Business. Inspired by well-known Shark Tank investor Kevin O'Leary and his investment philosophy, Beanstox is a business designed to meet the savings and investment needs of over 100 million Americans, who have little or no savings and investments, and almost nothing set aside for retirement. Beanstox's target market is this large population of potential new investors, including young adult investors. Beanstox provides people with access to automated internet-based advisory investment services, available online through the Beanstox mobile application (the "App"), designed to make it simple and easy for clients to open an account, establish their investment goals, and connect to their bank for their initial investment and their automated recurring investment. Beanstox generates personalized portfolios using exchange traded funds (ETFs), as well as automated portfolio rebalancing and automated dividend reinvestment. Beanstox also provides useful information on personal finance and investing. Beanstox released an initial public version of the App in March 2020. The App is being regularly upgraded, including a complete upgrade in February 2021. Business Model. Beanstox employs a B2C SaaS model (business to consumer, software- as-a-service model) combined with the supporting automated internet-based investment advisory services. The current revenue model is a $5 monthly subscription, with estimated monthly variable costs of approximately $1 for IT services (Amazon Web Services and Bambu), bank data connections (Plaid Inc.), as well as client account maintenance, trading, custody, and reporting (DriveWealth as broker-dealer). Our internal team includes professionals for product development, business development and marketing, investment management and compliance, as well as customer support. Management estimates that our current cost structure allows us to be profitable with 30,000 clients using the service. Our marketing plans include leveraging the impact of Kevin O'Leary in both traditional media (e.g. TV, radio) and social media, with over 3 million followers, and in collaboration with other digital media partners. Mr. O'Leary's name, brand and personality is trusted by many, which should be an asset as we introduce the Beanstox brand to consumers. Corporate Structure. Beanstox has two cofounders, Chairman Kevin O'Leary, and CEO Connor O'Brien, each indirectly owning 50% of the Beanstox equity. The cofounders have funded the development of Beanstox through the company's Crowdfunding Offering which closed in October 2020.

Deloitte: https://www.dol.gov/sites/dolgov/files/EBSA/researchers/analysis/retirement/brokerage-accounts-in-the-us.pdf

Yahoo finance: https://finance.yahoo.com/news/58-americans-less-1-000- 090000503.html

(The contents of these articles are not incorporated into this Form C.)

Previous Offerings

Between 2020 and 2019, we sold 1,368,144 shares of Class B Non Voting Common Stock in exchange for $0.75 per share under Regulation Crowdfunding.

Name: Class A Voting Common Stock

Type of security sold: Equity

Final amount sold: $100.00

Number of Securities Sold: 100

Use of proceeds: 100 shares of common shares were issued to the sole shareholder, Beanstox Investments Inc., for $100. The securities were converted to Class A Voting Common Stock in June 2020 and following a stock split of the securities, 20,000,000 shares of Class A Voting Common Stock we issued to Beanstox Investments Inc.

Date: March 14, 2018

Offering exemption relied upon: Section 4(a)(2)
Name: Class B Non Voting Common Stock

Type of security sold: Equity

Final amount sold: $1,061,790.75

Number of Securities Sold: 1,415,721

Use of proceeds: working capital

Date: October 9, 2020

Offering exemption relied upon: Crowdfunding

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

The cofounders, Kevin O'Leary and Connor O'Brien, self-funded the business development of the Company through the Crowdfunding Offering in October 2020 and could continue to do so. However, the Company's product has already been successfully tested and released, and has gained enough initial acceptance that management believes that the company can generate meaningful revenue growth as the Company's marketing programs are initiated.

Foreseeable major expenses based on projections:

The Company's expected expense mix, as the business grows to profitability is Marketing 25%, IT Services 18%, and Staffing (including Marketing & IT personnel) of 57%.

Future operational challenges:

Management has worked through key challenges of product development, as well as initial client acceptance, leaving the Company's "rate of growth" and "client retention" as the next key challenges, followed by controlling the cost structure, quality of customer support and operating capacity. Management believes the Company has the people and resources required to handle these and other challenges as they emerge.

Future challenges related to capital resources:

The cofounders, Kevin O'Leary and Connor O'Brien, self-funded the business development of the Company through the Crowdfunding Offering in October 2020 and could continue to do so.

Future milestones and events:

Increases in the number of paying subscriber clients reflects momentum, growth and acceptance of the service and creates a series of milestones, such as reaching 1,000, 10,000 and over 100,000 clients, in turn driving profitability which is another important milestone. Management's goals include growing to one million clients and beyond, which of course will be a major value creation milestone.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $540,638.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

NA

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Connor O'Brien

Connor O'Brien's current primary role is with O'Shares Investment Advisers, LLC. Connor O'Brien currently services 30 to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and President (CEO)

Dates of Service: March 14, 2018 - Present

Responsibilities: As Chief Executive Officer, Mr. O'Brien oversees the operations of the Company and more specifically focuses on business development and growth strategies, team building, marketing and investment work.

Other business experience in the past three years:

Employer: Beanstox Investments Inc. (sole shareholder of the Company)

Title: Director and President

Dates of Service: June 02, 2017 - Present

Responsibilities: Chief Executive Officer

Other business experience in the past three years:

Employer: O'Shares Investment Advisers, LLC

Title: Director and President (CEO)

Dates of Service: March 29, 2016 - Present

Responsibilities: As Chief Executive Officer, Mr. O'Brien oversees the operations of O'Shares Investment Advisers, LLC and more specifically focuses on business development and growth strategies, team building, marketing and investment work. Mr. O'Brien's currently services 30 to 40 hours per week in his role with O'Shares Investments Advisers, LLC.

Other business experience in the past three years:

Employer: O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)

Title: Director and President

Dates of Service: March 18, 2015 - Present

Responsibilities: As Chief Executive Officer Mr. O'Brien currently services 15 hours per week in his role with the Company.

Other business experience in the past three years:

Employer: Stanton Asset Management Inc.

Title: Director and President

Dates of Service: September 26, 2002 - Present

Responsibilities: Oversight of operations

Other business experience in the past three years:

Employer: Fintech Strategies Corp.

Title: Director and President

Dates of Service: January 19, 2018 - Present

Responsibilities: oversight of operations of holding company

Other business experience in the past three years:

Employer: Stanton Assets Inc.

Title: Director and President

Dates of Service: December 21, 2010 - Present

Responsibilities: Oversight of operations of holding company

Name: Kevin O'Leary

Kevin O'Leary's current primary role is with O'Leary Productions Inc.. Kevin O'Leary currently services 15 to 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman

Dates of Service: March 14, 2018 - Present

Responsibilities: Mr. O'Leary oversees the board of directors and focuses on marketing activities for the Company.

Other business experience in the past three years:

Employer: Beanstox Investment Inc. (Sole shareholder of Beanstox)

Title: Chairman

Dates of Service: June 02, 2017 - Present

Responsibilities: Chairman

Other business experience in the past three years:

Employer: O'Shares Investment Advisers, LLC

Title: Chairman

Dates of Service: March 29, 2016 - Present

Responsibilities: Mr. O'Leary oversees the board of directors and focuses on marketing activities for the Company.

Other business experience in the past three years:

Employer: O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)

Title: Chairman

Dates of Service: March 18, 2015 - Present

Responsibilities: general oversight of board of directors and company management

Other business experience in the past three years:

Employer: O'Leary Productions Inc.

Title: President

Dates of Service: February 12, 2012 - Present

Responsibilities: Chief Executive Officer Mr. O'Leary currently services 35 hours per week in his role with O'Leary Productions Inc.

Other business experience in the past three years:

Employer: StartEngine Crowdfunding Inc.

Title: Strategic Advisor

Dates of Service: March 26, 2020 - Present

Responsibilities: Advisor and paid spokesperson

Name: Louise Anne Poirier

Louise Anne Poirier's current primary role is with O'Shares Investment Advisers, LLC . Louise Anne Poirier currently services 30 to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Treasurer and Secretary and Chief Compliance Officer

Dates of Service: March 14, 2018 - Present

Responsibilities: As CFO, COO and CCO, Ms. Poirier oversees financial and administrative operations as well as regulatory compliance.

Other business experience in the past three years:

Employer: Beanstox Investments Inc.

Title: Treasurer and Secretary

Dates of Service: June 02, 2017 - Present

Responsibilities: CFO, COO

Other business experience in the past three years:

Employer: O'Shares Investment Advisers, LLC

Title: Treasurer and Secretary and Chief Compliance Officer

Dates of Service: March 29, 2016 - Present

Responsibilities: As CFO, COO and CCO, Ms. Poirier oversees financial and administrative operations as well as regulatory compliance.

Other business experience in the past three years:

Employer: O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)

Title: Treasurer and Secretary

Dates of Service: March 18, 2015 - Present

Responsibilities: CFO, COO

Other business experience in the past three years:

Employer: Stanton Asset Management Inc.

Title: Treasurer and Chief Compliance Officer

Dates of Service: March 31, 2018 - Present

Responsibilities: oversight of administration, finances and compliance

Other business experience in the past three years:

Employer: Stanton Assets Inc.

Title: Treasurer

Dates of Service: January 02, 2011 - Present

Responsibilities: oversight of finances

Other business experience in the past three years:

Employer: Fintech Strategies Corp.

Title: Treasurer

Dates of Service: January 19, 2018 - Present

Responsibilities: oversight of finances

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Beanstox Investments Inc. (Fintech Strategies Corp. 50%; ShawStreet Investments ULC 25%; O'Leary Productions Inc. 25%)

Amount and nature of Beneficial ownership: 20,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Beanstox Investments Inc.

Names of 20% owners: Fintech Strategies Corp. (50%) Shaw Street Investments ULC (25%) O'Leary Productions Inc. (25%)

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: sole shareholder; provides staffing for operations and marketing.

Material Terms: Reimbursement of costs for marketing and operations.

Name of Entity: StartEngine CrowdFunding, Inc. ("StartEngine")

Names of 20% owners:

Relationship to Company: StartEngine has engaged a 20%+ owner of the Company for certain transactions.

Nature / amount of interest in the transaction: Kevin O'Leary is a paid spokesperson for StartEngine, which owns the funding portal hosting the Offering.

Material Terms: Mr. O'Leary is paid $400,000 per year for three years. Mr. O'Leary has also received compensation in the form of 322,506 options of StartEngine CrowdFunding, Inc. securities at a $7.50 strike price.

OUR SECURITIES

Our authorized capital stock consists of (i) 20,000,000 shares of Class A Voting Common Stock, par value $0.001per share; as of December 31, 2020, 20,000,000 Class A Voting Common Stock are outstanding and (ii) 10,000,000 shares of Class B Non Voting Common Stock, par value $0.001per share; as of December 31, 2020, 1,368,144 Class B Non Voting Common Stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

The rights, powers and privileges of the Class A Voting Common Stock and Class B Non-Voting Common Stock shall be equal and identical in every respect other than in respect of voting rights as set forth herein. Except as required by the Delaware General Corporation Law, as amended, the holders of the Class A Voting Common Stock shall possess exclusively all voting power and each holder of Class A Voting Common Stock shall be entitled to one (I) vote in respect of each share of Class A Voting Common Stock held by him, her or it of record on the books of the corporation for the election of directors and on all other matters submitted to a vote of stockholders of the corporation. The Class B Non-Voting Common Stock shall be non-voting and shall not entitle the holders thereof to any voting rights or to receive notice of any meeting of the stockholders of the Corporation (other than as may be expressly required under the Delaware General Corporation Law, as amended).

The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote irrespective subsection 242(b)(2) of the Delaware General Corporation Law, as amended.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Beanstox Inc. ("Beanstox" or the "Company" or the "issuer")

By /s/ *Louise Anne Poirier*

    Name: Louise Anne Poirier

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Beanstox

BEANSTOX INC.
A Delaware Corporation

Financial Statements and
Independent Auditors' Report

December 31, 2020 and 2019

BEANSTOX INC.

For the two years ended December 31, 2020 and 2019

Table of Contents





F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of Beanstox Inc.
Boston, MA

Opinion

We have audited the accompanying financial statements of Beanstox Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beanstox Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Beanstox Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respond to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Beanstox Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Beanstox Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
March 26, 2021

BEANSTOX INC.
BALANCE SHEETS
December 31, 2020 and 2019

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 537,484	$ 14,079
Accounts receivables, net	-	2,275
Other Receivable	54,314	-
Total current assets	591,798	16,354
Subscription receivable - related party	100	100
Total assets	$ 591,898	$ 16,454
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable - related party	$ 17,535	$ 20,943
Accounts payable	33,125	-
State income tax payable	500	456
Total liabilities	51,160	21,399
Commitments and contingencies	-	-
Stockholders' equity		
Common stock - Class A, 20,000,000 and 100 shares issued and outstanding at December 31, 2020 and 2019	20,000	-
Common stock - Class B, 1,528,043 and 0 shares issued and outstanding at December 31, 2020 and 2019	1,528	-
Additional paid-in capital	910,163	100
Accumulated deficit	(390,953)	(5,045)
Total stockholders' equity	540,738	(4,945)
Total liabilities and stockholders' equity	$ 591,898	$ 16,454



2021-3-26

See independant auditors' report and accompanying notes to the financial statements.

2

BEANSTOX INC.
STATEMENTS OF OPERATIONS
For the two years ending December 31, 2020 and 2019

	2020	2019
Revenue	$ 66,837	$ 32,243
Operating expenses		
Professional fees (including legal and technology)	243,052	28,021
Rent	16,069	3,448
Staffing costs - parent company	45,287	-
General and administrative (including staffing and marketing)	147,837	341
Total operating expenses	452,245	31,810
Net loss before income taxes	(385,408)	433
Provision for state income taxes	(500)	(456)
Net loss	$ (385,908)	$ (23)

See independant auditors' report and accompanying notes to the financial statements.

BEANSTOX INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the two years ending December 31, 2020 and 2019

| | Common Stock - Class A | | Common Stock - Class B | | Additional | Total Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2018	100	$ -	-	$ -	$ 100	$ (5,022)	$ (4,922)
Net loss	-	-	-	-	-	(23)	(23)
Balance on December 31, 2019	100	-	-	-	100	(5,045)	(4,945)
Class A voting stock split (200,000:1)	19,999,900	20,000	-	-	(20,000)	-	-
Shares issued for cash	-	-	1,368,144	1,368	1,024,740	-	1,026,108
Shares issued for services for equity raise	-	-	159,899	160	119,764	-	119,924
Fees related to equity raise	-	-	-	-	(214,441)	-	(214,441)
Net loss	-	-	-	-	-	(385,908)	(385,908)
Balance on December 31, 2019	20,000,000	$ 20,000	1,528,043	$ 1,528	$ 910,163	$ (390,953)	$ 540,738

See independant auditors' report and accompanying notes to the financial statements.

4

BEANSTOX INC.
STATEMENTS OF CASH FLOWS
For the two years ending December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (385,908)	$ (23)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable, net	2,275	8,538
Funds held in escrow	(54,314)	-
Subscription receivable - related party	-	-
Accounts payable - related party	(3,408)	429
Accounts payable	33,125	-
State income tax payable	44	-
Net cash provided (used) by operating activities	(408,186)	8,944
Cash flows from operating activities		
Net proceeds from issuance of common stock - class B	931,591	-
Net cash provided by financing activities	931,591	-
Net increase in cash and cash equivalents	523,405	8,944
Cash and cash equivalents, beginning	14,079	5,135
Cash and cash equivalents, ending	$ 537,484	$ 14,079
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ 456	$ -
Non-cash financing activities:		
Stock issued for receivable - related party	$ -	$ 100

See independant auditors' report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Beanstox, Inc. ("the Company") was incorporated on March 14, 2018 under the laws of the State of Delaware, and is headquartered in Boston, MA. The Company provides investment advisory services through the use of a mobile app.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from investment contracts prescribed under ASC 606 five-step model:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price
- Allocation of the transaction price to the performance obligation in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligation.

The Company recognizes revenue from monthly services provided to customers via the Company's mobile application. Revenue for these services is recognized in the month the financial advisement services are provided.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company determined no allowance for uncollectible accounts was necessary.

Other Receivable

As a part of the equity raise that began in August of 2020, approximately 5% of the funds raised are being held by the funding portal in an escrow account and is to be received in 2021. As of December 31, 2020, the amounts held in escrow was $54,314.

Advertising costs

The Company's advertising costs are expensed as incurred. During the two years ending December 31, 2020 and 2019, the Company recognized $75,312 and $0 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statement of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for 2018 begin to expire in 2038, and the net operating loss carryforward from 2019 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the tax rates for the Company at December 31:

	2020	2019
Federal Tax Rate	21.00%	21.00%
MA Tax Rate	5.00%	5.05%
Blended rate	24.95%	24.99%

The Company has not yet filed its tax return for 2020, however, the following table outlines the estimated deferred tax assets and liabilities of the Company at December 31:

	2020	2019
Net operating loss carryforward	$ (398,967)	$ (12,559)
Total deferred tax asset	(99,542)	(3,138)
Valuation allowance	99,542	3,138
Deferred tax asset, net	$ -	$ -

The change in the valuation from 2019 to 2020 was $96,404.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU had a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 26, 2021, the date these financial statements were available to be issued and noted the following subsequent events needing disclosure.

In January of 2021, the Company raised an additional $35,683 for the issuance of 47,577 shares of class B common stock. There were an additional 4,462 shares of class B common stock issued for fees related to the equity raise.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $390,953 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period from March 14, 2018 (inception) to December 31, 2018, the Company issued common stock to a company under common control in exchange for cash to be received. The balance is non-interest bearing. At December 31, 2020 and 2019, the balance outstanding is $100 and is recorded under 'Subscription receivable - related party' on the balance sheets.

Since the Company's inception of March 14, 2018, a related party through common ownership advanced funds to the Company for operations. These advances are non-interest bearing. At December 31, 2020 and 2019, the amount of advances outstanding is $17,535 and $20,943, respectively, and are recorded under 'Accounts payable – related party' on the balance sheets.

In 2020, the Company's Canadian parent Company, Beanstox Investments Inc., began charging a management fee to the Company for the services it provides relating to managing the Company and charging monthly rent. The amounts for the management fee and rent are $45,287 and $11,618, respectively.

NOTE 4 – COMMON STOCK

At December 31, 2019, the Company had 1,000, $0.001 par value, shares of common stock authorized, with 100 shares issued and outstanding. There were no common stock transactions during the year ending December 31, 2019.

During the year ended December 31, 2020, the Company amended its articles to create two classes of common stock, class A & class B. Class A common stock, par value $0.001, has 20,000,000 shares authorized. Class B common stock, par value $0.001, has 10,000,000 shares authorized.

During the year ended December 31, 2020, the Company effected a 200,000:1 class A stock split. As a result, the 100 founders shares of common stock was split into 20,000,000.

Beginning in August of 2020, the Company began an equity raise through the StartEngine funding portal. As a part of that raise, the Company issued 1,368,144 shares of class B common stock at $0.75 per share for gross proceeds of $1,026,108. In addition, the Company issued 159,899 shares of class B common stock at $0.75 for services as well as perks to investors valued at $119,924. The Company incurred an additional $94,677 of expenses directly relating to the raise. Both the shares issued for services and other expenses are recorded as a direct reduction to additional paid in capital.

CERTIFICATION

I, Louise Anne Poirier, Principal Executive Officer of Beanstox Inc. ("Beanstox" or the "Company" or the "issuer"), hereby certify that the financial statements of Beanstox Inc. ("Beanstox" or the "Company" or the "issuer") included in this Report are true and complete in all material respects.

Louise Anne Poirier

Principal Executive Officer